SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Amendment No. 3)*
Advanced Marketing Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00753T 10 5

(CUSIP Number)

Robert E. Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 17 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 00753T 10 5	Page 2 of 17 Pages

1.	Names of Reporting Persons Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,345,316

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting

Person With	10.	Shared Dispositive Power: 1,345,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,345,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 3 of 17 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 572,977

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 572,977

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
572,977

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.0%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 4 of 17 Pages

1.	Names of Reporting Persons Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 22,869

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 22,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,869

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 00753T 10 5	Page 5 of 17 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 550,108

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 550,108

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
550,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.9%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 00753T 10 5	Page 6 of 17 Pages

1.	Names of Reporting Persons Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 9,358

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 9,358

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 00753T 10 5	Page 7 of 17 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 772,339

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 772,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
772,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 00753T 10 5	Page 8 of 17 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 772,339

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 772,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
772,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.1%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 00753T 10 5	Page 9 of 17 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 772,339

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 772,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
772,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
4.1%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 00753T 10 5	Page 10 of 17 Pages

1.	Names of Reporting Persons. Chris Sansone
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
-0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
0%

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 11 of 17 Pages

                 This Statement of Beneficial Ownership on Schedule 13D/A Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends as specifically stated herein the Schedule 13D/A Amendment No. 2 (the "Schedule 13D"), filed on June 29, 2006 with the Commission.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

                      (a), (b),(c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Chris Sansone, Ravenswood Management Company, L.L.C. ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, Chris Sansone and RMC, the "Reporting Persons").

                      Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen. Her principal occupation is as a broker with Robotti & Company. Mr. Robotti and Ms. Robotti are husband and wife.

                      Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant to the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak is a Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

Chris Sansone is a United State citizen. His principal occupation is as a broker with Robotti & Company.

                      The address of each of the Reporting Persons other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's address is 104 Gloucester Road, Massapequa, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

                      In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 22,869 shares of the Common Stock held by Robotti & Company is $102,281 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its own working capital and the working capital of its discretionary customers.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 12 of 17 Pages

                      The aggregate purchase price of the 550,108 shares of the Common Stock held by Robotti Advisors is $2,464,012 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

                      The aggregate purchase price of the 9,358 shares of the Common Stock held by Suzanne Robotti is $43,202 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

                      The aggregate purchase price of the 772,339 shares of the Common Stock held by RIC is $3,279,744 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

                      On September 5, 2006, the Ravenswood Investment Company, L.P. filed with the Corporate Secretary of Advanced Marketing Services, Inc. a formal notice (the "Nomination Letter") nominating three persons for its slate of directors for the 2006 Annual Meeting of Shareholders of Advanced Marketing. Ravenswood explained, in a separate letter dated the same day (the "Bartlett Letter") to Robert F. Bartlett, Chairman of the Board of Advanced Marketing, that it filed this notice due to the management and the Board of Directors of Advanced Marketing failing to address the issues previously raised by Ravenswood, as a precaution to the Board further ignoring its stockholders, and due to the Board's imposition of notification requirements for nominating candidates for the Board of Directors:

The issues previously raised by Ravenswood are:

What is the current financial position of Advanced Marketing?

What are the reasons for the deregistration of Advanced Marketing's stock and its plans for future reporting of financial and other information?

What is Advanced Marketing's short-term and long-term strategic direction?

What are the reasons for the departure of Bruce C. Myers as president and chief executive officer of Advanced Marketing and his replacement by Gary M. Rautenstrauch?

What are the reasons for and the intended outcome of any other recent staffing changes?

                      Ravenswood believes it is time to appoint three representatives of significant shareholders to its Board of Directors.  Ideally, these would be representatives of several different large stockholders of Advanced Marketing.  Unfortunately, because of the Board's imposition of a Stockholders Rights Plan, Ravenswood is reticent to speak with and cannot develop a slate with other stockholders.

                      Ravenswood filed its Nomination Letter with respect to a three person slate which is short of a majority because it is currently looking for stockholder representation on the Board of Directors not to take over Advanced Marketing.  However, if Ravenswood is forced, by the Board's deliberate failure to address the issues Ravenswood has outlined, to run a slate of Directors, it intends to (1) file a slate to replace all seven members of the Board of Directors, and (2) cause Advanced Marketing to have its first stockholders meeting since 2003.  Copies of the Nomination Letter and the Bartlett Letter are attached hereto as Exhibits 3 and 4, respectively, and incorporated herein by reference.

                      On September 5, 2006, Ravenswood also filed a demand letter, pursuant to Section 220 of the Delaware General Corporation Law, to inspect certain books, records, and documents of Advanced Marketing, principally, lists of record and beneficial holders of the issuer's stock.  A copy of the stockholder demand letter is attached hereto as Exhibit 5 and incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 00753T 10 5				Page 13 of 17 Pages

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(e) of the Schedule 13D is hereby amended and restated to read as follows:

(a)-(b) As of June 29, 2006, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)(6)	1,345,316	0	1,345,316	7.0%
ROBT (1)(2)(3)	572,977	0	572,977	3.0%
Robotti & Company (1)(2)	22,869	0	22,869	**
Robotti Advisors (1)(3)	550,108	0	550,108	2.9%
Suzanne Robotti (1)(4)(5)	9,358	9,358	0	**
Wasiak (1)(6)	772,339	0	772,339	4.1%
Chris Sansone (1)	0	0	0	0%
RMC (1)(6)	772,339	0	772,339	4.1%
RIC (1)(6)	772,339	0	772,339	4.1%

                       * Based on 19,055,455 shares of Common Stock, $0.001 par value, outstanding as of June 1, 2003, as disclosed in the Issuer's Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on July 11, 2003.

** Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 22,869 shares of Common Stock owned by the discretionary customers of Robotti & Company and Robotti & Company
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 550,108 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 9,358 shares of Common Stock.
              (5) Each of Mr. Robotti and Mrs. Robotti may be deemed for certain purposes to be the beneficial owner of the shares of Common Stock set forth across from the other's name, because of their marriage.
              (6) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 772,339 shares of Common Stock owned by RIC.

SCHEDULE 13D
CUSIP No. 00753T 10 5			Page 14 of 17 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons. All such transactions were made in the open market

Transactions in Shares Within the Past Sixty Days.

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti Advisors' Advisory Clients	08/04/2006	(457)	SELL	$3.60
Robotti Advisors' Advisory Clients	08/01/2006	1,750	BUY	$3.75
Robotti Advisors' Advisory Clients	07/31/2006	5,000	BUY	$3.90
RIC	07/28/2006	1,400	BUY	$3.923
Robotti Advisors' Advisory Clients	07/27/2006	2,000	BUY	$3.90
RIC	07/19/2006	2,500	BUY	$3.93
RIC	07/18/2006	7,500	BUY	$3.98

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.			Contracts, Arrangements, Understanding or Relationships with Respects to Securities of the Issuer

Item 6 is amended to add the following transactions:

              On September 5, 2006, Ravenswood entered into an Indemnity Agreement (the "Indemnity Agreement") with each of Mr. Robotti, Ms. Robotti and Mr. Sansone (the  "Nominees").  Copies of the Indemnity Agreements are included as Exhibit C to the Nomination Letter which is attached as Exhibit 3 hereto and are incorporated by reference herein. Pursuant to the Indemnity Agreements, Ravenswood has agreed, subject to certain exceptions, to pay all costs of a proxy solicitation by Ravenswood, and to indemnify and hold each Nominee harmless from and against any and all claims of any nature arising from the proxy solicitation by Ravenswood and any related transactions.  The Nominees will not receive any compensation from any of the Reporting Persons for their services as directors of Advanced Marketing if elected.  If elected, the Nominees will be entitled to such compensation from Advanced Marketing as is provided to other non-employee directors.

              On September 5, 2006, each of the Reporting Persons entered into an Amended and Restated Joint Filing Agreement (the "Filing Agreement").  The Filing Agreement provides for the joint filing by each of such persons of statements on Schedule 13D, restricts the ability of the Nominees to acquire additional shares of Advanced Marketing, and provides that Ravenswood will bear the expenses of the proxy solicitation.  A copy of the Filing Agreement is attached hereto as Exhibit D to the Nomination Letter which is attached as Exhibit 3 hereto and is incorporated by reference herein.

              On September 5, 2006, each of the Nominees executed a consent to being nominated for election as a director of Advanced Marketing and to serve as a director of the Company if elected at the Annual Meeting. A copy of the Consent of each Nominee is attached hereto as Exhibit E to the Nomination Letter which is attached as Exhibit 3 hereto and is incorporated by reference herein.

On September 5, 2006, Ravenswood sent the Nomination Letter, the Bartlett Letter and the Demand Letter, each described in Item 4 above, to Advanced Marketing.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 15 of 17 Pages

Item 7.	Materials To Be Filed As Exhibits:

The following documents are filed herewith or have been previously filed:

1.  Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2. Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.

3.   Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to the intent to nominate three persons for election as a Director (the "Nomination Letter").

4. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Robert Bartlett, Chairman of the Board of Advanced Marketing Services, Inc.

5. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. demanding certain books and records of Advanced Marketing Services, Inc.

6.   Indemnity Agreements dated September 5, 2006 by and between The Ravenswood Investment Company, L.P., on the one hand, and each of Robert E. Robotti, Suzanne Robotti and Chris Sansone, on the other hand (included as Exhibit C to the Nomination Letter listed as Exhibit 3 above).

7.  Amended and Restated Joint Filing Agreement dated September 5, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Chris Sansone, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P. (included as Exhibit D to the Nomination Letter listed as Exhibit 3 above).

8.  Consents each of Robert E. Robotti, Suzanne Robotti and Chris Sansone with respect to their nomination as Directors of Advanced Marketing Services, Inc. (included as Exhibit E to the Nomination Letter listed as Exhibit 3 above).

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 00753T 10 5			Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	September 7, 2006

Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti

Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC			Robotti & Company Advisors, LLC

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer			Title: President and Treasurer

/s/ Suzanne Robotti			/s/ Kenneth R. Wasiak

Suzanne Robotti			Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.			The Ravenswood Investment Company, L.P.

/s/ Robert E. Robotti		By:	Ravenswood Management Company, L.L.C.

Name: Robert E. Robotti			Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

/s/ Chris Sansone

Chris Sansone

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 17 of 17 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the corporations named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022